David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

January 31, 2008

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Anita Karu, Esq.

Re:                  Charleston Basics
Amendment No.1 to Registration Statement on Form SB-2
Filed on December 31, 2007
File Number 333-145211

Dear Ms. Karu:

On behalf of Charleston Basics, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.2 to Registration Statement on Form SB-2/A ("Amendment No.2”) in response to the Commission's comment letter, dated January 29, 2008 (the “Comment Letter”), with reference to Amendment No.1 to Registration Statement on Form SB-2A (the “Amendment No.1”) filed with the Commission on December 31, 2007.

In addition to Amendment No.2, the Company supplementally responds to all the Commission's comments as follows:

Risk Factors, Page 7

1. Comment:  We note your response to comment five in our letter dated September 4, 2007. However, please revise the caption “We are dependent on two suppliers for the supply of our products” to describe the risk created by this dependence. Please also revise the risk factor “The revenue of our business model is unproven…” to specifically state what about your business model is unproven so as to make your business risky.

Response:  Risk Factors 2 and 6 of Amendment No.2 have been revised to in accordance with the Commission’s comment.

2. Comment:  Please revise the risk factors “Some of our current shareholders will become eligible in the future to sell their stock...” to reflect the amendment to Rule 144 we note you refer to on page 28.

Response:  Risk Factor 16 of Amendment No. 2 has been revised in accordance with the Commission’s comment.

Description of Business, page 13

Target Markets and Marketing Strategy, page 13

3. Comment:  We note your revisions in response to prior comment nine of our letter dated September 4, 2007. Specifically, we note your indication that you hope to target private institutional end users, such as private security companies, oil drilling and mining firms. Please provide additional detail describing how you plan to expand your business into these markets. Explain whether the marketing initiatives you mentioned are intended to enter these new markets or expand your current market base or both.

Response:  The Company believes that Amendment No. 2 has been revised to reflect the Commission’s comments.

4.  Comment:  We note your response to comment 11 in our letter dated September 4, 2007. However, please explain “Search Engine Optimization” and organic search results.”

Response:  Amendment No. 2 has been revised to explain “Search Engine Optimization” and “organic search results”.

Management’s Discussion and Analysis, page 16

5. Comment:  Revised your results of operation to provide a discussion of your interim period ending September 30, 2007 as compared to the same period of the prior year, consistent with Item 303(c) of Regulation S-B. In doing so, please identify the cause of any differing results and describe the reasons underlying such causes.

Response:  Amendment No. 2 has been revised to include in the Results of Operation, a discussion of the interim period ending September 30, 2006.

Executive Compensation, page 19

6. Comment:  We note your response to comment 23 in our letter dated September 4, 2007. Please specifically state that the board of directors agreed to compensate Mr. Lieber in the amounts indicated annually until further notice, if true, or indicate whether this arrangement has any intended termination date. Also, if the arrangement is expected to continue annually, please state why no commissions were paid to Mr. Lieber as of September 30, 2007, if this is because the board determines the amount of gross revenues tied to the commission owed to him at the end of the fiscal year, as opposed to a shorter period, please state this.

Response:  Amendment No. 2 has been revised to state that the board of directors of the Company has agreed to compensate Mr. Lieber in amounts indicated annually until further notice. Also, Mr. Lieber’s commissions are determined at the end of each fiscal year.

Common Stock, page 28

7. Comment:  We note your response on comment 29 in our letter dated September 4, 2007. Please revise the reference to the Securities and Exchange Act to refer to the Securities Act.

Response: Amendment No. 2 has been revised in accordance with the Commission’s comment.

Undertakings, page 33

8.  Comment:  We note your response on comment 44 in our letter dated September 4, 2007. However, please eliminate the undertaking required by Item 512(f) of Regulation S-B.

Response: Amendment No. 2 has been revised in accordance with the Commission’s comment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment No.2 Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) blacklined copies showing the changes made in the Amendment to the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC
David Lubin & Associates, PLLC

cc:  Mr. Michael Lieber